Exhibit 99.1

For Immediate Release

TFI International Acquires RRD’s Courier Services Business

Transaction Adds Critical Mass, Expanded Geography and New Customers to TForce Logistics Network

Montreal, Quebec, March 2, 2020 - TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced that it has acquired the Courier Services business from R.R. Donnelley & Sons Company (RRD) (NYSE: RRD), a leading global provider of multichannel solutions for marketing and business communications. The acquired business includes a nationwide network of close to 30 company locations and over 400 vendor sites, serving the pharmaceutical, healthcare, retail, financial, and transportation industries, primarily in the Midwest and Southeast U.S. The Courier Services business will become part of TFI International’s Logistics segment as part of the team led by Scott Leveridge, President, TForce Logistics U.S.

“We are excited to welcome RRD’s Courier Services business and its valued customers to the TFI International family”, stated Alain Bédard, Chairman, President and Chief Executive Officer of TFI International. “The combination with our existing TForce Logistics network builds our strategic mass and density, while adding new geographies and an impressive customer base. As part of the TFI group of companies, the Courier Services business will benefit from our outstanding resources across North America, as they look to expand their client service capabilities. We view this as yet another step towards building our U.S. market share in same-day package delivery, and look forward to seeing this business reach new heights in the years ahead.”

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

  Package and Courier;

  Less-Than-Truckload;

  Truckload;

  Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:
Alain Bédard
Chairman, President and CEO
TFI International Inc.
647-729-4079
abedard@tfiintl.com